EX1U-2A CHARTER 2 tm2125607d1_ex2-3.htm EXHIBIT 2.3

Exhibit 2.3


CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

T STAMP INC.


T Stamp Inc. (the "*Corporation*"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), hereby certifies as follows:

1.   The name of the Corporation is T Stamp Inc.

2.   This Certificate of Amendment amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on November 22, 2019 (the "*Restated Certificate*").

3.   The initial paragraph of Article V of the Restated Certificate is amended and restated as follows:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 39,500,000, consisting of (a) 37,500,000 shares of Common Stock, $0.01 par value per share ("*Common Stock*"), and (b) 2,000,000 shares of Preferred Stock, $0.01 par value per share ("*Preferred Stock*"). At the initial date and time of the effectiveness of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the *"Effective Time"),* each share of the Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time shall split into five (5) shares of Common Stock (the *"Stock Split")*. The Stock Split shall occur automatically without any further action by the holders of the shares of the Common Stock affected thereby."

> The remainder of Article V remains as it exists in the Restated Certificate.

4.   That the foregoing Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted and approved by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Gareth Genner, its Chief Executive Officer and Chairman, on July 15, 2021.


/s/ Gareth Genner
_____
Gareth N. Genner, Chief Executive Officer and
Chairman of the Board of Directors
